THE NEW TELEPHONE COMPANY, INC.

201 EAST 8TH STREET

NEWTON, NC 28654

August 28, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: The New Telephone Company, Inc.

Registration Statement on Form S-1

Filed February 2, 2009

File No. 333-157074

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), The New Telephone Company, Inc. (the "Company") hereby requests that the above-referenced Registration Statement on Form S-1, as originally filed by the Company with the Securities and Exchange Commission (the "Commission") on February 2, 2009, (the "Registration Statement") be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because as a result of changes in the company business plan they have decided public offering is not in the best interest of the company at this time.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at 201 East 8th Street, Newton, NC 28654.

If you have any questions with respect to this matter, please contact the undersigned or our outside counsel, Jared P. Febbroriello of JPF Securities Law, LLC at 704-897-8334.

Very truly yours,

/s/ Douglas Rink

Douglas Rink

President